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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5 FEB 2 8 2011
PART III

SEC FILE NUMBER
8-67454

FACING PAGE Washington, DC 110

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Statesman Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 West Loop South, Suite 1010
                          (No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                  (Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Scott Actkinson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Statesman Corporate Finance, LLC_____, as of ___December 31_____, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LISBETH H. HOLMGREN
MY COMMISSION EXPIRES
AUGUST 9, 2011

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATESMAN CORPORATE FINANCE, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

STATESMAN CORPORATE FINANCE, LLC

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Statesman Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Statesman Corporate Finance, LLC as of December 31, 2010, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Statesman Corporate Finance, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 12, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

STATESMAN CORPORATE FINANCE, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$ 237,845
Prepaid expenses	946
	$ 238,791

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 23,296
	23,296
Members' equity	215,495
	$ 238,791

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenues	
Consulting income	$ 455,000
Interest income	1,496
	456,496
Expenses	
Occupancy and equipment costs	56,852
Regulatory fees and expense	5,175
Interest expense	31
Other expenses	219,237
	281,295
Net income	$ 175,201

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Balance at December 31, 2009	$ 302,794
Capital distributions	(262,500)
Net income	175,201
Balance at December 31, 2010	$ 215,495

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2010

Balance at December 31, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2010	$	-0-

The accompanying notes are an integral part of these financial statements.

STATESMAN CORPORATE FINANCE, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities

Net income	$ 175,201
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in prepaid assets	(139)
Increase in accounts payable and accrued expenses	14,975
Net cash provided (used) by operating activities	190,037

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Capital distributions	(262,500)
Net cash provided (used) by financing activities	(262,500)
Net increase (decrease) in cash and cash equivalents	(72,463)
Cash and cash equivalents at beginning of year	310,308
Cash and cash equivalents at End of Year	$ 237,845

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ 31
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Statesman Corporate Finance, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues. The Company operates as a Texas Limited Liability Company (LLC). Its members have limited personal liability for the obligations or debts of the entity. The Company was incorporated on December 29, 2001 and became effective with the Financial Industry Regulatory Authority ("FINRA") in January 2007. The Company's customers are located throughout the United States.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and certificates of deposits purchased with an original maturity of three months or less.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Revenue is recognized for placement, mergers, and acquisitions based on the contractual terms of each respective agreement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net

Note 2 - Net Capital Requirements, continued

capital of approximately $214,516 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Concentration Risk

At December 31, 2010, and at various other times during the year, the Company had cash balances in excess of federally insured limits.

Note 5 - Related Party Transactions/Economic Dependency

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective September 1, 2006, Statesman Business Advisors, LLC (a brother-sister corporation) ("Advisors") provides the Company with personal property, support staff and office space. Advisor's incurs general and administrative expenses on behalf of the Company. For providing these services, Advisors is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company paid $56,852 under this agreement, during the year ended December 31, 2010. These expenses are included in occupancy and equipment.

The Company also paid Advisors a discretionary management fee of $100,000. This expense is included in other expenses.

STATESMAN CORPORATE FINANCE, LLC
Notes to Financial Statements
December 31, 2010

Note 6 -   Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2010, through February 12, 2011, the date the financial statements were available to be issued. During this period, the Company made a capital distribution of $37,500 to its members.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

Schedule I

STATESMAN CORPORATE FINANCE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 215,495
Total capital and allowable subordinated liabilities	215,495
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	946
Other deductions	33
Net capital before haircuts on securities positions	214,516
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Other securities	--
Net capital	$ 214,516

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and other accrued expenses	$ 23,296
Total aggregate indebtedness	$ 23,296

STATESMAN CORPORATE FINANCE, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,554
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 209,516
Excess net capital at 1000%	$ 212,186
Ratio: Aggregate indebtedness to net capital	.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

STATESMAN CORPORATE FINANCE, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended December 31, 2010



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Statesman Corporate Finance, LLC

In planning and performing our audit of the financial statements and supplemental information of Statesman Corporate Finance, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co. LLP.

CF & Co., L.L.P.

Dallas, Texas
February 12, 2011

STATESMAN CORPORATE FINANCE, LLC

December 31, 2010

Report Pursuant to Rule 17a-5(d)



CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS